Filed Pursuant to Rule 433

Dated September 21, 2017

Registration Statement No. 333-216219

3M Company
Medium-Term Notes, Series F
$650,000,000 2.250% Notes due 2023
$850,000,000 2.875% Notes due 2027
$500,000,000 3.625% Notes due 2047

Summary of Terms

2.250% Notes due 2023

Issuer:	3M Company

Expected Ratings*:	A1 (Stable) / AA- (Stable) (Moody’s / S&P)

Security Description:	SEC-Registered 5.5-year Fixed Rate Notes

Principal Amount:	$650,000,000

Trade Date:	September 21, 2017

Settlement Date:	October 2, 2017 (T+7); See “—Supplemental Information Concerning Plan of Distribution” below.

Maturity Date:	March 15, 2023

Coupon:	2.250% per annum

Interest Payment Dates:	Payable semi-annually on the 15th day of March and September, beginning March 15, 2018

Regular Record Date:	The 15th calendar day immediately preceding the applicable Interest Payment Date

Day Count Convention:	30/360

Benchmark Treasury:	1.625% due August 31, 2022

Benchmark Treasury Price & Yield:	98 – 23 3/4; 1.893%

Re-offer Spread to Benchmark:	T + 37 bps

Re-offer Yield:	2.263%

Price to Public:	99.934%

Gross Proceeds:	$649,571,000

Use of Proceeds:	See “—Use of Proceeds” below.

CUSIP / ISIN:	88579Y AX9 / US88579YAX94

Minimum Denominations:	$2,000 by $1,000

Redemption:	Yes, Optional Make-Whole Redemption and Redemption at Par Prior to Maturity as provided in “—Optional Make-Whole Redemption and Redemption at Par Prior to Maturity” below.

Joint Book-Running Managers:	J.P. Morgan Securities LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Wells Fargo Securities, LLC
Barclays Capital Inc.
Morgan Stanley & Co. LLC

Co-Managers:	Academy Securities, Inc. C.L. King & Associates, Inc. Samuel A. Ramirez & Company, Inc. The Williams Capital Group, L.P.

Supplemental Information Concerning Plan of Distribution:	See “—Supplemental Information Concerning Plan of Distribution” below.

* A security rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating.  The rating is subject to revision or withdrawal at any time.

2.875% Notes due 2027

Issuer:	3M Company

Expected Ratings*:	A1 (Stable) / AA- (Stable) (Moody’s / S&P)

Security Description:	SEC-Registered 10-year Fixed Rate Notes

Principal Amount:	$850,000,000

Trade Date:	September 21, 2017

Settlement Date:	October 2, 2017 (T+7); See “—Supplemental Information Concerning Plan of Distribution” below.

Maturity Date:	October 15, 2027

Coupon:	2.875% per annum

Interest Payment Dates:	Payable semi-annually on the 15th day of April and October, beginning April 15, 2018

Regular Record Date:	The 15th calendar day immediately preceding the applicable Interest Payment Date

Day Count Convention:	30/360

Benchmark Treasury:	2.250% due August 15, 2027

Benchmark Treasury Price & Yield:	99 – 24+; 2.276%

Re-offer Spread to Benchmark:	T + 67 bps

Re-offer Yield:	2.946%

Price to Public:	99.386%

Gross Proceeds:	$844,781,000

Use of Proceeds:	See “—Use of Proceeds” below.

CUSIP / ISIN:	88579Y AY7 / US88579YAY77

Minimum Denominations:	$2,000 by $1,000

Redemption:	Yes, Optional Make-Whole Redemption and Redemption at Par Prior to Maturity as provided in “—Optional Make-Whole Redemption and Redemption at Par Prior to Maturity” below.

Joint Book-Running Managers:	J.P. Morgan Securities LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Wells Fargo Securities, LLC
Barclays Capital Inc.
Morgan Stanley & Co. LLC

Co-Managers:	Academy Securities, Inc. C.L. King & Associates, Inc. Samuel A. Ramirez & Company, Inc. The Williams Capital Group, L.P.

Supplemental Information Concerning Plan of Distribution:	See “—Supplemental Information Concerning Plan of Distribution” below.

* A security rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating.  The rating is subject to revision or withdrawal at any time.

3.625% Notes due 2047

Issuer:	3M Company

Expected Ratings*:	A1 (Stable) / AA- (Stable) (Moody’s / S&P)

Security Description:	SEC-Registered 30-year Fixed Rate Notes

Principal Amount:	$500,000,000

Trade Date:	September 21, 2017

Settlement Date:	October 2, 2017 (T+7); See “–Supplemental Information Concerning Plan of Distribution” below.

Maturity Date:	October 15, 2047

Coupon:	3.625% per annum

Interest Payment Dates:	Payable semi-annually on the 15th day of April and October, beginning April 15, 2018

Regular Record Date:	The 15th calendar day immediately preceding the applicable Interest Payment Date

Day Count Convention:	30/360

Benchmark Treasury:	3.000% due May 15, 2047

Benchmark Treasury Price & Yield:	103 – 27+; 2.807%

Re-offer Spread to Benchmark:	T + 87 bps

Re-offer Yield:	3.677%

Price to Public:	99.058%

Gross Proceeds:	$495,290,000

Use of Proceeds:	See “–Use of Proceeds” below.

CUSIP / ISIN:	88579Y AZ4 / US88579YAZ43

Minimum Denominations:	$2,000 by $1,000

Redemption:	Yes, Optional Make-Whole Redemption and Redemption at Par Prior to Maturity as provided in “–Optional Make-Whole Redemption and Redemption at Par Prior to Maturity” below.

Joint Book-Running Managers:	J.P. Morgan Securities LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Wells Fargo Securities, LLC
Barclays Capital Inc.
Morgan Stanley & Co. LLC

Co-Managers:	Academy Securities, Inc. C.L. King & Associates, Inc. Samuel A. Ramirez & Company, Inc. The Williams Capital Group, L.P.

Supplemental Information Concerning Plan of Distribution:	See “–Supplemental Information Concerning Plan of Distribution” below.

* A security rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating.  The rating is subject to revision or withdrawal at any time.

Optional Make-Whole Redemption and Redemption at Par Prior to Maturity

Prior to the Applicable Par Call Date (as defined below), the 2.250% Notes due 2023, the 2.875% Notes due 2027 and the 3.625% Notes due 2047 will be redeemable at any time, in whole or from time to time in part, at 3M Company’s option at a redemption price equal to the greater of

•                  100% of the principal amount of the notes to be redeemed, and

•                  as determined by the quotation agent (as defined below), the sum of (a) the present value of the payment of principal on the notes to be redeemed and (b) the present values of the scheduled payments of interest on such notes to be redeemed that would have been payable from the date of redemption to the Applicable Par Call Date (not including any portion of such payments of interest accrued to the date of redemption, each discounted to the redemption date on a semi-annual basis assuming a 360-day year consisting of twelve 30-day months at the treasury rate (as defined below) plus, in the case of the  2.250% Notes due 2023, 10 basis points, in the case of the 2.875% Notes due 2027, 12.5 basis points or in the case of the 3.625% Notes due 2047, 15 basis points, plus, in the case of both clauses above, accrued and unpaid interest on the notes to be redeemed to the redemption date.

In addition, at any time on or after the Applicable Par Call Date, each of the 2.250% Notes due 2023, the 2.875% Notes due 2027 and the 3.625% Notes due 2047 will be redeemable, in whole but not in part at 3M Company’s option, at a redemption price equal to 100% of the principal amount of the notes plus accrued interest thereon to the date of redemption.

“Applicable Par Call Date” means (1) with respect to the 2.250% Notes due 2023, February 15, 2023 (one month prior to the maturity of the 2.250% Notes due 2023), (2) with respect to the 2.875% Notes due 2027, July 15, 2027 (three months prior to the maturity of the 2.875% Notes due 2027) and (3) with respect to the 3.625% Notes due 2047, April 15, 2047 (six months prior to the maturity of the 3.625% Notes due 2047).

“Comparable treasury issue” means the United States Treasury security selected by the quotation agent as having a maturity comparable to the remaining term of notes to be redeemed as if the notes matured on the Applicable Par Call Date that would be utilized, at the time of a selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the notes to be redeemed.

“Comparable treasury price” means, with respect to any redemption date, (i) the average of at least three reference treasury dealer quotations for that redemption date, after excluding the highest and lowest of five or more reference treasury dealer quotations, or (ii) if the Trustee obtains fewer than five reference dealer quotations, the average of all reference treasury dealer quotations so obtained.

“Quotation agent” means the reference treasury dealer appointed by 3M Company.

“Reference treasury dealer” means (i) each of J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Wells Fargo Securities, LLC, and their respective successors; however, if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a “primary treasury dealer”), 3M Company will substitute another primary treasury dealer; and (ii) any other primary treasury dealer(s) selected by 3M Company.

“Reference treasury dealer quotations” means, with respect to each reference treasury dealer and any redemption date, the average, as determined by 3M Company, of the bid and asked prices for the comparable treasury issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by the reference treasury dealer at 5:00 p.m., New York City time, on the third business day preceding the redemption date.

“Treasury rate” means, with respect to any redemption date, the annual rate equal to the semi-annual equivalent yield to maturity of the comparable treasury issue, assuming a price of the comparable treasury issue (expressed as a percentage of its principal amount) equal to the comparable treasury price for that redemption date.

In the case of a partial redemption of the 2.250% Notes due 2023, the 2.875% Notes due 2027 or the 3.625% Notes due 2047, selection of the notes for redemption will be made pro rata, if commercially practicable in accordance with the procedures of DTC or the relevant depositary, and if not, then by lot or such other method as required in accordance with the procedures of DTC or the relevant depositary. The notes will be redeemed in denominations of $2,000 and integral multiples of $1,000 in excess thereof.  Notice of any redemption will be mailed by first class mail at least 30 days but not more than 60 days before the redemption date to each holder of the notes to be redeemed at its registered address. If any notes are to be redeemed in part only, the notice of redemption that relates to such notes will state the portion of such notes to be redeemed.  New notes in principal amounts of at least $2,000 equal to the unredeemed portion of the notes will be issued in the name of the holder of the notes upon surrender for cancellation of the original notes.  Unless 3M Company defaults in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the notes or the portions of the notes called for redemption

Concurrent Debt Tender Offers

Concurrently with this offering, 3M Company is conducting  cash tender offers, referred to herein as the “tender offers,” for up to $400 million in the aggregate of its outstanding 6 3/8% Debentures due 2028 (the “debentures”) and 5.70% Notes due 2037 (the “2037 notes”).  The tender offers are scheduled to expire at 12:00 midnight, New York City time, at the end of October 19, 2017, subject to 3M Company’s right to extend the tender offers.  As of August 31, 2017, 3M Company had $330 million aggregate principal amount of debentures outstanding and $750 million aggregate principal amount of 2037 notes outstanding.  The tender offers are being made pursuant to an offer to purchase dated September 21, 2017 issued in connection with the tender offers.

This offering is not conditioned upon the consummation of the tender offers.  The closing of the tender offers will be conditioned on, among other things, 3M Company’s successful completion of this offering, the proceeds of which, together with cash on hand or available liquidity, will be sufficient to (i) fund the purchase of all of the validly tendered debentures and 2037 notes accepted for purchase and (ii) pay fees and expenses associated with this offering and the tender offers.  This free writing prospectus relates only to the notes being offered hereby and is not an offer to purchase or a solicitation of an offer to sell any of the debentures or the 2037 notes.  3M Company cannot assure you that the tender offers will be consummated in accordance with its terms, or at all, or that a significant principal amount of the of the debentures or the 2037 notes will be retired and cancelled pursuant to the tender offers.

In connection with the tender offers, 3M Company has retained J.P. Morgan Securities LLC as dealer manager.

Use of Proceeds

3M Company intends to use the net proceeds from the sale of the notes offered hereby, together with cash on hand or available liquidity, to purchase up to $400 million in the aggregate of its outstanding debentures and 2037 notes pursuant to the tender offers.  This offering is not conditioned upon the consummation of a tender offers. 3M Company intends to use any excess net proceeds from this offering for its previously announced acquisition of Scott Safety and any remaining proceeds for general corporate purposes.  Certain of the underwriters or their affiliates may be holders of the debentures and/or the 2037 notes and, to the extent that debentures or 2037 notes held by them are purchased by 3M Company, such underwriters or their affiliates will receive a ratable portion of the proceeds of this offering.

Supplemental Information Concerning Plan of Distribution

Reference is made to the “Plan of Distribution” section of 3M Company’s prospectus supplement, dated May 5, 2017, relating to 3M Company’s offering of its Medium-Term Notes, Series F of which the notes offered hereby are a part.  The following information supplements such Plan of Distribution:

It is expected  that delivery of the notes will be made against payment therefor on or about October 2, 2017, which is the seventh business day following the date of pricing of the notes (this settlement cycle being referred to as “T+7”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any date prior to two business days before delivery will be required, by virtue of the fact that the notes initially will settle in T+7, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

Some of the Agents and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with 3M Company or 3M Company’s affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

In addition, certain of the Agents or their affiliates may be holders of 3M Company’s outstanding debentures and/or 2037 notes and, to the extent the debentures and/or 2037 notes held by them are purchased by 3M Company, such Agents or their affiliates will receive a ratable portion of the proceeds of this offering.  In connection with the tender offers, 3M Company has retained J.P. Morgan Securities LLC as dealer manager.

The Agents and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging financing and brokerage activities.  Certain of the Agents and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for 3M Company or its affiliates, for which they received or will receive customary fees and expenses.  In addition, certain of the Agents and their respective affiliates are lenders under 3M Company’s credit agreement dated March 9, 2016.  In addition, JPMorgan Chase Bank, N.A. is administrative agent under the credit agreement.

In the ordinary course of their business activities, the Agents and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers.  Such investments and securities activities may involve securities and/or instruments of 3M Company or its affiliates.  The Agents or their affiliates may have a lending relationship with 3M Company and certain of the Agents or their affiliates routinely hedge, have hedged and are likely in the future to hedge, or may hedge, their credit exposure to 3M Company consistent with their customary risk management policies.  Typically, these Agents and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation by entering into positions in 3M Company’s securities, including potentially the notes offered hereby.  Any such credit default swaps or short positions could adversely affect future trading prices of the notes offered hereby.  The Agents and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC collect at 1-212-834-4533, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322 and Wells Fargo Securities, LLC toll-free at 1-800-645-3751.